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                              May 25, 2023

       Dean Huge
       Chief Executive Officer
       Innovation Beverage Group Ltd
       29 Anvil Road
       Seven Hills, NSW 2147
       Australia

                                                        Re: Innovation Beverage
Group Ltd
                                                            Amendment No. 11 to
Registration Statement on Form F-1
                                                            File No. 333-266965
                                                            Filed May 12, 2023

       Dear Dean Huge:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 11 to Registration Statement on Form F-1

       Risks Factors
       We may be required in the future to record a significant charge to earnings if our goodwill or intangible assets become impaired , page 34

   1. Please clarify in the last sentence that during the year you impaired your entire goodwill of $951,802 and have a
zero balance at December 31, 2022.

       Use of Proceeds, page 43

   2. We note that you removed the disclosure related to your expected $600,000 payment to the seller of Reg
Liquors LLC. Your capitalization table still states "Notes payable
 Dean Huge
FirstName
Innovation LastNameDean
           Beverage GroupHuge
                          Ltd
Comapany
May        NameInnovation Beverage Group Ltd
     25, 2023
May 25,
Page 2 2023 Page 2
FirstName LastName
         includes USD$600,000 to be paid out of the net proceeds from the unit offering to the seller of Reg Liquors LLC d/b/a/ Wired for Wine, which we acquired on November 3,
         2021." Please tell us why this amount is not included in the Use of Proceeds section.
Capitalization, page 44

3. Refer to the December 31, 2022 actual column. Based on the amounts provided, it appears the total capitalization line item should be $1,856,831 rather than $1,809,573.
         Please revise accordingly.

4. Please delete the last paragraph on page 45 regarding the additional shares issued in
         September 2022 and December 2022, as it appears this discussion is no longer necessary given that the filing now includes the December 31, 2022 audited financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Fiscal Years Ended December 31, 2022 and 2021, page 50

5. Refer to your discussion of revenue. As you have two reportable segments, Australia and
         United States, also provide tabular disclosure similar to that included on page F-18 and provide a discussion based on these geographic locations.

6. In the paragraph discussion of cost of goods sold, please expand to discuss your decrease in gross profit in terms of dollars and percentage for the year ended December 31, 2022 compared to December 31, 2021. Also, in the paragraph discussion of operating expenses, discuss the factors for determining that your entire goodwill balance should be impaired and written-off during fiscal year December 31, 2022. Further, reclassify the goodwill impairment loss from other income (expenses) to a component of operating expenses in MD&A, the audited statements of operations and related footnote disclosures.

Business
Overview, page 54

7. In the table on page 54, reconcile the total revenue of $4,527,531 for the year ended
         December 31, 2022 with the total of $4,530,396 shown on page F-4.

Related Party Transactions, page 95

8. We note that during the year ended December 31, 2022, the company entered into four loans with shareholders or executive officers. Please update this section to discuss those loans or tell us why you are not required to do so.
 Dean Huge
Innovation Beverage Group Ltd
May 25, 2023
Page 3
Security Ownership of Beneficial Owners and Management, page 98

9. Please tell us why Meena Beri's ownership changed from 2,469,136 ordinary shares to
         1,501,136 ordinary shares.
December 31, 2022 Audited Financial Statements
Notes to Consolidated Financial Statements
Note 11. Reportable Segments, page F-18

10. Refer to the last two tables on page F-18. Please reconcile the amount of income (loss)
         from operations of $(3,313,427) for the year ended December 31, 2022 with that of
         $(3,336,584) shown on page F-4. Please ensure consistency of all amounts and disclosures throughout the filing.

General

11.      Please update the legal opinions to cover the revised transaction.
       You may contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameDean Huge                                    Sincerely,
Comapany NameInnovation Beverage Group Ltd
                                                               Division of
Corporation Finance
May 25, 2023 Page 3                                            Office of
Manufacturing
FirstName LastName